Exhibit

Exhibit Description

99.1	Announcement on 2015/03/10: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2015/03/11: UMC will attend investor conferences on 2015/03/17

99.3	Announcement on 2015/03/17: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2015/03/20: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of facilities and equipment

99.5	Announcement on 2015/03/08: February Revenue

99.6	Announcement on 2015/03/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/03/09~2015/03/10
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $432,190,476 NTD; total transaction price: $432,190,476 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): YIH SHIN CONSTRUCTION CO., LTD; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2015/03/17

1. Date of the investor conference: 2015/03/17
2. Time of the investor conference: 09:30 AM
3. Location of the investor conference: Far Eastern Plaza Hotel, Taipei
4. Brief information disclosed in the investor conference:

The Company will attend the “Taiwan, Technology & Beyond” Conference, held by Bank of America Merrill Lynch.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2015/01/28.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/03/16~2015/03/17
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $589,498,220 NTD; total transaction price: $589,498,220 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MURATA MACHINERY LTD., TAIWAN PROJECT OFFICE; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of facilities and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): facilities and equipment
2. Date of the occurrence of the event: 2015/03/01~2015/03/20
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; Average unit price: NT$968,474,000; Total transaction price: NT$968,474,000
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fujian Tung Kang Steel Co., Ltd; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Transaction: price negotiation; The reference basis for the decision on price: market price; The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount::Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation
March 8, 2015

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of February 2015.

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
January	Net sales	12,056,194	10,341,536	1,714,658	16.58%
Year-to-Date	Net sales	24,939,478	20,404,154	4,535,324	22.23%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	3,100,000	42,509,098
Note: 1. On December 24, 2015, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

4)	Financial derivatives transactions : None

Exhibit 99.6

United Microelectronics Corporation
For the month of February, 2015

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of	Number of shares as
		shares as of	of February 28,
Title	Name	January 31, 2015	2015	Changes
Associate Vice President	Yau Kae Sheu	40,000	0	(40,000)
Associate Vice President	J Y Wu	40,191	290,191	250,000
Associate Vice President	Osbert Cheng	52,938	938	(52,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares		Number of shares
		pledged as of		pledged as of
Title	Name	January 31, 2015		February 28, 2015	Changes
—	—	—	—	—